UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Medalist Diversified REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58403P 105

(CUSIP Number)

Milton C, Ault III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P 105

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,596,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,596,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,596,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 58403P 105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1051 E. Cary Street Suite 601, James Center Three, Richmond, VA, 23219.

Item 2.	Identity and Background.

(a)       This statement is filed on behalf of Ault Global Holdings, Inc. (“AGH”), a Delaware corporation (the “Reporting Person”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of AGH. To the best of each Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(a)       The Reporting Person’s principal business address is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

(b)       AGH is a diversified holding company that owns operating subsidiaries and divisions engaged in a number of diversified business operations including the defense, aerospace, commercial, health/medical, finance and commercial lending sectors. AGH’s largest subsidiary is Gresham Worldwide, Inc., which provides advanced bespoke military and commercial applications.

(c)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       AGH is incorporated under the laws of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AGH were purchased with working capital in open market purchases. AGH expended an aggregate of $2,381,923.43 for the purchase of the Shares.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or, eventually, decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

CUSIP No. 58403P 105

The Reporting Person does not have a present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 15,198,303 Shares outstanding, which is the total number of Shares outstanding as of April 9, 2021, as reported in the Issuer’s Prospectus on 424(b)(2) (File No. 333-254504) filed with the Securities and Exchange Commission on April 12, 2021. AGH never intended to acquire a number of Shares in excess of 9.8% of the aggregate number of shares common stock issued and outstanding of the Issuer but nevertheless inadvertently did so as a result of a miscalculation of the number of such shares.

AGH

(a)	As of the close of business on April 15, 2021, AGH beneficially owned 1,596,000 Shares.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 1,596,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,596,000
4. Shared power to dispose or direct the disposition: 0

(c)	AGH has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by its wholly owned subsidiary Digital Power Lending LLC set forth below.

Digital Power Lending LLC

Digital Power Lending, a wholly owned subsidiary of AGH, engaged in the following transactions in the Shares since April 8, 2021:

Date	Transaction	Quantity	Weighted Average Price
4-8-2021	Purchase	6,000	$1.73
4-8-2021	Purchase	6,800	$1.38
4-9-2021	Purchase	10,000	$1.50
4-9-2021	Purchase	1,480,000	$1.50
4-13-2021	Purchase	200	$1.38
4-14-2021	Sale	16,000	$1.33
4-14-2021	Purchase	109,000	$1.36

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP No. 58403P 105

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 58403P 105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     April 15, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault
Name: Milton C. Ault III
Title: Executive Chairman

DIGITAL POWER LENDING LLC

By:	/s/ David J. Katzoff
Name: David J. Katzoff
Title: Manager

CUSIP No. 58403P 105

SCHEDULE A

Directors and Officers of Ault Global Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

William B. Horne Chief Executive Officer and Director	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Henry Nisser President, General Counsel and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Sweden

Howard Ash Independent Director	Chairman of Claridge Management	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Jodi Brichan Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

Kenneth Cragun Chief Financial Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA